                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*


                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  858 155 20 3
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                                 (CUSIP Number)


                                February 17, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ x ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 7 pages
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CUSIP No.   858155 20 3
          -------------------

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1.   Names of reporting persons
     IRS Identification Nos. of the above persons (entities only)

                  Peter M. Wege II

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [   ]

--------------------------------------------------------------------------------

3.   SEC Use Only

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4.   Citizenship or Place of Organization     United States of America
                                                  ------------------------
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                           5.       Sole voting power          570,599
Number of                                                      ----------
Shares Bene-               -----------------------------------------------------
ficially Owned             6.       Shared voting power        1,315,668
By Each                                                        ----------
Reporting                  -----------------------------------------------------
Person With:               7.       Sole dispositive power     570,599
                                                               ----------
                           -----------------------------------------------------
                           8.       Shared dispositive power   1,315,668
                                                               ----------
                           -----------------------------------------------------
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,886,267
                                                                   ----------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)   [X]

11.  Percent of Class Represented by Amount in Row (9)    7.6%
                                                      ------------
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)     IN
                                                     -------------
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                               Page 2 of 7 pages
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ITEM 1.

         (a) Name of Issuer.

                 Steelcase Inc.

         (b) Address of Issuer's Principal Executive Offices.

                 901 - 44th Street, SE
                 Grand Rapids, Michigan 49508

ITEM 2.

         (a) Name of Person Filing.

                 Peter M. Wege II

         (b) Address of Principal Business Office or, if none, Residence.

                 901 - 44th Street, SE
                 Grand Rapids, Michigan 49508

         (c) Citizenship.

                 United States of America

         (d) Title of Class of Securities.

                 Class A Common Stock

         (e) CUSIP Number.

                 858 155 20 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 3 of 7 pages
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         (e) [ ] An investment advisor in accordance with section 240.13d-1(b)
                 (1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with section 240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

         (a)  Amount beneficially owned:

                   1,886,267

         (b)  Percent of class:

                   7.6%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote

                         570,599

              (ii)  Shared power to vote or to direct the vote

                         1,315,668

              (iii) Sole power to dispose or to direct the disposition of

                         570,599

              (iv)  Shared power to dispose or to direct the disposition of

                         1,315,668

                               Page 4 of 7 pages
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         The number of shares reported above includes 1,886,267 shares of Class
B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

         If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege would be deemed to be the beneficial owner of 1.2% of the Class A Common Stock.

         The shares reported in this Item 4 exclude (i) 560,128 shares held by The Wege Foundation of which Mr. Wege serves as one of six trustees, which shares Mr. Wege disclaims beneficial ownership, and (ii) 20,050,323 shares held by a trust of which Mr. Wege is the beneficiary, but which shares Mr. Wege does not, directly or indirectly, have the power to vote or dispose or to direct the vote or disposition.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported in Item 4 above, (i) 1,219,068 shares are held by various trusts of which Mr. Wege's spouse serves as trustee and (ii) 96,600 shares are held by a trust of which Mr. Wege's spouse and Old Kent Bank serve as co-trustees.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

         N/A


                               Page 5 of 7 pages
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ITEM 10.      CERTIFICATION

         N/A

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 1999

                                          /s/ Peter M. Wege II
                                       -------------------------------------
                                       Peter M. Wege II
                                       by W. Michael Van Haren
                                       under Power of Attorney dated 2/11/99




                               Page 6 of 7 pages
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                                                                       Exhibit 1


                           LIMITED POWER OF ATTORNEY

         The undersigned does hereby constitute and appoint JEFFREY A. OTT, W. MICHAEL VAN HAREN, and SUSAN G. MEYERS, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of Steelcase Inc. (the "Company") that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4 or 5, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

         The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

         This authorization shall be in addition to all prior authorizations to act for the undersigned with respect to securities of the Company in these matters and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect until revoked in writing by the undersigned.


Date: February 11, 1999                                  /s/ Peter M. Wege II
                                                     ---------------------------
                                                             (Signature)

                                                       Peter M. Wege II
                                                     ---------------------------
                                                        (Print Name/Title)



                               Page 7 of 7 pages